Mail Stop 6010

March 14, 2007

VIA U.S. MAIL AND FACSIMILE (718.228.2522)

Mr. Leo Ehrlich
Chief Financial Officer
StatSure Diagnostic Systems, Inc.
1 Clarks Hill Road
Framingham, Massachusetts 01702

> **Re:** **StatSure Diagnostics Systems, Inc.**
> **Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 8, 2007**
> **Amendment No. 1 to Form 10-QSB for the Quarterly Period Ended June 30, 2006**
> **File No. 000-21284**

Dear Mr. Ehrlich:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to December 31, 2005 Form 10-KSB

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   As previously requested in prior comment 3 from our October 4, 2006 letter, in future filings, please include a detailed discussion in MD&A of the facts and circumstances related to the increase in your allowance for doubtful accounts in 2005.

Financial Statements, page 49

Report of Independent Registered Public Accounting Firm

2.   Since you restated your financial statements to correct for certain errors in the application of generally accepted accounting principles, please request your auditors, Lazar Levine & Felix LLP, to add an explanatory paragraph to their report to discuss the accounting changes, consistent with AU Section 420. Otherwise, please ask your auditors to tell us in sufficient detail why they appropriately did not include an explanatory paragraph.

Statements of Operations, page 51

3.   In future filings, please properly label the statement as those of StatSure Diagnostics Systems, Inc.

Statements of Cash Flows, page 53

4.   Please label the 2005 column as restated consistent with your disclosure in Note 3. Please similarly revise your Statement of Shareholders' Deficit to properly label impacted items as restated.

Note 10. Debenture Payable, page 60

5.   In future filings please disclose the following:

·   The method used to determine the amount of the beneficial conversion feature.
·   The excess of the aggregate fair value of the instruments that the holder would receive at conversion over the proceeds received consistent with paragraph 7 of EITF 98-5.
·   The method of amortizing the discount on the debt related to the beneficial conversion feature.

Note 13. Stock-based Compensation Plans, page 62

6.   Please refer to prior comments 10 and 15 from our October 4, 2006 letter. As previously requested, please revise future filings to include separate disclosure of the information required by SFAS 123R for the 1,100,000 variable plan options.

Amendment No. 1 to June 30, 2006 Form 10-QSB

Financial Statements, page 4

Note 10. Shareholders' Equity Transactions, page 13

7.   Please refer to prior comment 23 from our October 4, 2006 letter. As previously requested, please revise future filings to disclose the information required by paragraph 4 of SFAS 129 with respect to your warrants.

8.   Please refer to prior comments 26, 28 and 29 from our October 4, 2006 letter. As previously requested, please revise future filings to disclose the method and significant assumptions used to value the preferred stock and warrants. Please also provide the disclosures required by paragraph 15 of EITF Topic D-98.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

                                                Sincerely,

                                                Martin James
                                                Senior Assistant Chief Accountant